SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8–A/A

AMENDMENT NO. 5

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PRENTISS PROPERTIES TRUST

(Exact name of registrant as specified in its charter)

Maryland	75-2661588
(State of incorporation or organization)	(IRS employer identification no.)

3890 West Northwest Highway Suite 400 Dallas, Texas	75220
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Share Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

N/A

(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered.

On February 6, 1998, the Board of Trustees (the “Board”) of Prentiss Properties Trust, a real estate investment trust organized under the laws of the State of Maryland (the “Company”), approved a Rights Agreement, dated as of and effective on February 6, 1998, between the Company and Equiserve Trust Company, N.A. (f/k/a First Chicago Trust Company of New York), as Rights Agent (the “Rights Agreement”). In accordance with the Rights Agreement, the Board also authorized a dividend distribution of one Right for each outstanding common share of beneficial interest, par value $0.01 per share (the “Common Shares”), of the Company to shareholders of record at the close of business on February 17, 1998 (the “Record Date”).

Effective as of January 22, 2002, the Company amended and restated the Rights Agreement in its entirety (the “Amended and Restated Rights Agreement”) to, among other things, (i) eliminate the “Continuing Trustee” concept throughout the Amended and Restated Rights Agreement, (ii) reflect the name change of the rights agent under the Amended and Restated Rights Agreement from First Chicago Trust Company of New York to Equiserve Trust Company, N.A., (iii) allow the Board to delay the date upon which separate certificates evidencing the Rights would be issued in the context of a tender or exchange offer, (iv) provide that the ability of the Board to redeem the Rights will end promptly upon a person or entity becoming an Acquiring Person (as defined therein) and (v) add a provision forbidding an amendment of the Amended and Restated Rights Agreement at any time during which the Rights are not redeemable by the Company.

Effective as of June 26, 2002, the Company and the Rights Agent entered into the First Amendment to the Amended and Restated Rights Agreement (“First Amendment”). The First Amendment adds a provision to the definition of “Acquiring Person” to provide that Cohen & Steers Capital Management Inc., including its Affiliates and Associates, will not be considered an Acquiring Person provided that it owned up to but not including 15% of the Company’s outstanding Common Shares or up to but not including 15% of the Company’s outstanding Rights.

Effective as of October 21, 2003, the Company and the Rights Agent entered into a Second Amendment to the Amended and Restated Rights Agreement (“Second Amendment”). The Second Amendment adds a provision to the definition of “Acquiring Person” to provide that AEW Capital Management, L.P., including its Affiliates and Associates, will not be considered an Acquiring Person provided that it owned up to but not including 12% of the Company’s outstanding Common Shares or up to but not including 12% of the Company’s outstanding Rights.

Effective as of February 14, 2005, the Company and the Rights Agent entered into a Third Amendment to the Amended and Restated Rights Agreement (“Third Amendment”). The Third Amendment adds a provision to the definition of “Acquiring Person” to provide that Goldman Sachs Asset Management, L.P., including its Affiliates and Associates, will not be considered an Acquiring Person provided that it owned up to but not including 13% of the Company’s outstanding Common Shares or up to but not including 13% of the Company’s outstanding Rights.

The Amended and Restated Rights Agreement (which includes as Exhibit A the Form of Rights Certificate) and the First, Second and Third Amendments thereto and the Articles Supplementary designating the Series B Preferred Shares (as defined herein) are exhibits to this Form 8-A/A and are incorporated herein by reference. The description in this Form 8-A/A of the Rights and the Series B Preferred Shares is qualified in its entirety by reference to the Amended and Restated Rights Agreement as amended by the First, Second and Third Amendments and its exhibits and the Articles Supplementary.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the following sets forth the complete text of “Item 1. Description of the Registrant’s Securities to be Registered” of the Company’s Form 8-A as filed with the Securities and Exchange Commission on February 17, 1998, as amended by the Form 8-A/A filed with the Securities and Exchange Commission on March 10, 1998, as amended by the Form 8-A/A filed with the Securities and Exchange Commission on February 6, 2002, as amended by the Form 8-A/A filed with the Securities and Exchange Commission on June 27, 2002, as amended by the Form 8-A/A filed with the Securities and Exchange Commission on January 26, 2004 and as amended by this Form 8-A/A.

Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company’s Junior Participating Cumulative Preferred Shares of Beneficial Interest, Series B (“Series B Preferred Shares”). Each one one-thousandth of a Series B Preferred Share is structured to be the equivalent of one Common Share of the Company. The exercise price of each Right is $85.00, subject to adjustment in certain circumstances (the “Purchase Price”). The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement, as amended.

The Rights currently trade with the Common Shares and are evidenced by the certificates representing the Common Shares. No separate certificates evidencing the Rights (the “Rights Certificates”) will be distributed until the Distribution Date (as defined herein). A distribution of the Rights Certificates will occur (the “Distribution Date”) upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (each, an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Common Shares or 10% or more of the Rights then outstanding (or, in the case of Security Capital Preferred Growth Incorporated (“SCPG”) and its affiliates 11% or more of the outstanding Common Shares or outstanding Rights, or, in the case of Cohen and Steers Capital Management, Inc. (“Cohen and Steers”) and its affiliates, 15% or more of the outstanding Common Shares or outstanding Rights, or, in the case of AEW Capital management, L.P. and its affiliates (“AEW”) 12% or more of the outstanding Common Shares or outstanding Rights, or, in the case of Goldman Sachs Asset Management, L.P. and its affiliates (“Goldman Sachs”) 13% or more of the outstanding Common Shares or outstanding Rights) (the “Share Acquisition Date”), or (ii) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the certificates representing the Common Shares and will be transferred with and only with such certificates, (ii) any certificates representing the Common Shares issued after the Record Date will contain a notation incorporating the Amended and Restated Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. The Rights will attach to any additional Common Shares issued prior to the Distribution Date, unless otherwise determined by the Board at the time of such issuance.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 17, 2008, unless earlier redeemed or exchanged by the Company as described below. As soon as practicable after the Distribution Date, the Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter such separate Rights Certificates alone will represent the Rights.

The Rights provide that if any person becomes an Acquiring Person, proper provision will be made so that each holder of a Right (except as set forth below) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Series B Preferred Shares, or, at the option of the Company, Common Shares, having a value equal to twice the amount of the Purchase Price.

In the event that, at any time following the Share Acquisition Date, (i) the Company is acquired in a merger, statutory share exchange, or other business combination in which the Company is not the surviving person, or (ii) 50% or more of the Company’s assets or earnings power is sold or transferred, each holder of a Right (except as set forth below) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, Common Shares of the acquiring company having a value equal to twice the Purchase Price. The events set forth in this paragraph and in the immediately preceding paragraph are referred to as the “Triggering Events.”

Upon the occurrence of a Triggering Event that entitles the Rights holders to purchase securities or assets of the Company, any Rights that are or were owned by the Acquiring Person, or any affiliate or associate of such Acquiring Person, on or after such Acquiring Person’s Share Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees). Upon the occurrence of a Triggering Event that entitles the Rights holders to purchase the Common Shares of a third party, or upon the authorization of an Exchange (as defined below), any Rights that are or were owned by any Acquiring Person or any affiliate or associate of any Acquiring Person on or after such Acquiring Person’s Share Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including any subsequent transferees).

The Purchase Price payable and the number of Series B Preferred Shares, Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

At any time after any person becomes an Acquiring Person, the Company may exchange all or part of the Rights (except as set forth below) for Common Shares (an “Exchange”) at an exchange ratio of one Common Share per Right, as appropriately adjusted to reflect any share split or similar transaction.

At any time prior to any person or group becoming an Acquiring Person, the Company may, at its option, redeem the Rights in whole, but not in part, at a price of $0.001 per Right, subject to adjustment in certain circumstances (the “Redemption Price”), which may be paid in cash or Common Shares. Immediately upon the action of the Board ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series B Preferred Shares (or other consideration) of the Company or for Common Shares of the acquiring company as set forth above.

Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Amended and Restated Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Amended and Restated Rights Agreement may be amended by the Board in order to cure any ambiguity, to make certain other changes that do not adversely affect the interests of holders of the Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Amended and Restated Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made at any time during which the Rights are not redeemable.

At the same time that it approved the Rights Agreement, the Board designated 1,000,000 shares of the Company’s Preferred Shares of Beneficial Interest, par value $0.01 per share, as the “Junior Participating Cumulative Redeemable Preferred Shares of Beneficial Interest, Series B.” The Company will not issue any Series B Preferred Shares except upon the exercise of the Rights. The Series B Preferred Shares are junior to securities ranking senior to the Series B Preferred Shares in respect of rights to receive dividends and to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Company, and are senior to the Common Shares and any other shares of beneficial interest of the Company ranking, as to dividends and upon liquidation, junior to the Series B Preferred Shares.

Holders of the Series B Preferred Shares are entitled to receive cumulative preferential cash dividends payable quarterly in an amount per share equal to the greater of (i) $0.01 and (ii) 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions (other than dividends payable in Common Shares), declared on the Common Shares since the immediately preceding quarterly dividend payment date, or, with respect to the first quarterly dividend payment date, since the first issuance of any share or fraction of a Series B Preferred Share.

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Shares are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $1,000.00 per share, plus any accrued and unpaid dividends thereon to the date of payment (the “Series B Preferred Liquidation Preference”). After the payment to the holders of the Series B Preferred Shares of the full Series B Preferred Liquidation Preference, the holders of the Series B Preferred Shares as such shall have no right or claim to any of the remaining assets of the corporation until the holders of Common Shares shall have received an amount per share (the “Common Adjustment”) equal to the quotient obtained by dividing (i) the Series B Preferred Liquidation Preference by (ii) 1,000. In the event that there are not sufficient assets available after payment in full of the Series B Preferred Liquidation Preference to permit payment in full of the Common Adjustment, then the remaining assets shall be distributed ratably to the holders of the Common Shares. All of the above liquidation preferences are subject to the rights of the holders of any securities ranking on parity with or senior to the Series B Preferred Shares with respect to liquidation preferences.

All, but not part, of the outstanding Series B Preferred Shares may be redeemed at the option of the Board at any time, or from time to time, at a price per share (the “Series B Preferred Redemption Price”) equal to (i) 1,000 times the Average Market Value of the Common Shares, plus (ii) all accrued and unpaid dividends to and including the date fixed for redemption. The “Average Market Value” is the average of the closing sale prices of a Common Share during the 30-day period immediately preceding the date before the redemption date quoted on the Composite Tape for New York Stock Exchange Listed Stocks, or, if the Common Shares are not quoted on the Composite Tape, on The New York Stock Exchange, or, if the Common Shares are not listed on such exchange, on the principal United States registered securities exchange on which the Common Shares are listed, or, if the Common Shares are not listed on any such exchange, the average of the closing bid quotations with respect to a Common Share during such 30-day period on The Nasdaq Stock Market, or if no such quotations are available, the fair market value of a Common Share as determined by the Board in good faith.

Each Series B Preferred Share shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company. The holders of Series B Preferred Shares and the holders of Common Shares shall vote together as one voting group on all such matters. Whenever dividends on any Series B Preferred Shares shall be in arrears for six or more consecutive quarterly periods, the holders of such shares (voting separately as a class with all other series of preferred shares having like voting rights) will be entitled to vote for the election of two additional directors of the Company until all dividends accumulated on the Series B Preferred Shares for the past dividend periods and the then current dividend period shall have been fully paid. In such case, the entire Board will be increased by two directors.

The dividend rate on the Series B Preferred Shares, the Series B Preferred Liquidation Preference, the Common Adjustment, the Series B Preferred Redemption Price and the number of votes per Series B Preferred Share are all subject to adjustment upon the declaration of any dividend payable in Common Shares, the subdivision of the outstanding Common Shares or the combination of the outstanding Common Shares into a smaller number of shares.

Item 2.	Exhibits.

The following exhibits are filed as a part hereof:

Exhibit	Description

1.	Amended and Restated Rights Agreement, dated as of January 22, 2002, between the Company and Equiserve Trust Company, N.A., as Rights Agent (filed as Exhibit 1 to the Company’s Registration Statement on Form 8-A/A, filed on February 6, 2002, File No. 001-14516, and incorporated by reference herein).

2.	First Amendment to the Amended and Restated Rights Agreement, dated as of June 26, 2002 (filed as Exhibit 2 to the Company’s Registration Statement on Form 8-A/A, filed on June 27, 2002, File No. 001-14516, and incorporated by reference herein).

3.	Second Amendment to the Amended and Restated Rights Agreement, dated as of October 21, 2003 (filed as Exhibit 3 to the Company’s Registration Statement on Form 8-A/A, filed on January 26, 2004, File No. 001-14516, and incorporated by reference herein).

4.[1]	Third Amendment to the Amended and Restated Rights Agreement, dated as of February 14, 2005.

5.	Form of Rights Certificate (included as Exhibit A to the Amended and Restated Rights Agreement which was filed as Exhibit 1 to the Company’s Registration Statement on Form 8-A/A, filed on February 6, 2002, File No. 001-14516, and incorporated by reference herein).

6.	Articles Supplementary, dated February 17, 1998, Classifying and Designating a Series of Preferred Shares of Beneficial Interest as Junior Participating Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest, Series B, and Fixing Distribution and Other Preferences and Rights of Such Shares (filed as Exhibit 3 to the Company’s Registration Statement on Form 8-A, filed on February 17, 1998, File No. 000-23813, and incorporated by reference herein).

[1]	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment No. 5 to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PRENTISS PROPERTIES TRUST

By:	/S/ GREGORY S. IMHOFF
Gregory S. Imhoff Senior Vice President and Secretary

Dated: February 14, 2005

EXHIBIT INDEX

Exhibit No.	Description

1.	Amended and Restated Rights Agreement, dated as of January 22, 2002, between the Company and Equiserve Trust Company, N.A., as Rights Agent (filed as Exhibit 1 to the Company’s Registration Statement on Form 8-A/A, filed on February 6, 2002, File No. 001-14516, and incorporated by reference herein).

2.	First Amendment to the Amended and Restated Rights Agreement, dated as of June 26, 2002 (filed as Exhibit 2 to the Company’s Registration Statement on Form 8-A/A, filed on June 27, 2002, File No. 001-14516, and incorporated by reference herein).

3.	Second Amendment to the Amended and Restated Rights Agreement, dated as of October 21, 2003 (filed as Exhibit 3 to the Company’s Registration Statement on Form 8-A/A, filed on January 26, 2004, File No. 001-14516, and incorporated by reference herein).

4.*	Third Amendment to the Amended and Restated Rights Agreement, dated as of February 14, 2005.

5.	Form of Rights Certificate (included as Exhibit A to the Amended and Restated Rights Agreement which was filed as Exhibit 1 to the Company’s Registration Statement on Form 8-A/A, filed on February 6, 2002, File No. 001-14516, and incorporated by reference herein).

6.	Articles Supplementary, dated February 17, 1998, Classifying and Designating a Series of Preferred Shares of Beneficial Interest as Junior Participating Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest, Series B, and Fixing Distribution and Other Preferences and Rights of Such Shares (filed as Exhibit 3 to the Company’s Registration Statement on Form 8-A, filed on February 17, 1998, File No. 000-23813, and incorporated by reference herein).

*	Filed herewith.